Exhibit (a)(1)(G)

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES (AS DEFINED BELOW). THE OFFER (AS DEFINED BELOW) IS BEING MADE SOLELY BY THE OFFER TO PURCHASE DATED OCTOBER 28, 2009 AND THE RELATED LETTER OF TRANSMITTAL AND IS BEING MADE TO HOLDERS OF SHARES. THE OFFEROR (AS DEFINED BELOW) IS NOT AWARE OF ANY JURISDICTION WHERE THE MAKING OF THE OFFER OR THE TENDER OF SHARES IN CONNECTION THEREWITH WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IF THE OFFEROR BECOMES AWARE OF ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE TENDER OF SHARES IN CONNECTION THEREWITH WOULD NOT BE IN COMPLIANCE WITH APPLICABLE LAW, THE OFFEROR WILL MAKE A GOOD FAITH EFFORT TO COMPLY WITH ANY SUCH LAW. IF, AFTER SUCH GOOD FAITH EFFORT, THE OFFEROR CANNOT COMPLY WITH ANY SUCH LAW, THE OFFER WILL NOT BE MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF SHARES IN SUCH JURISDICTION.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
iPCS, INC.
at
$24.00 Net Per Share
by
IRELAND ACQUISITION CORPORATION
a wholly-owned subsidiary
of
SPRINT NEXTEL CORPORATION

Ireland Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), is offering to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc., a Delaware corporation (the “Company”), for $24.00 per share (the “Offer Consideration”), net to the seller in cash, without interest and subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to such documents, collectively constitute the “Offer”). Following the Offer, the Offeror intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 25, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the then outstanding Shares on a fully diluted basis. The Offer is also subject to the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt or waiver of required approval from the Federal Communications Commission and other required regulatory approvals (subject to certain exceptions in the case of the Federal Communications Commission approval), no change, condition, event or development having occurred that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect (as defined in the Merger Agreement) and the satisfaction of certain other conditions.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 18, 2009 (the “Merger Agreement”), by and among Sprint Nextel, the Offeror and the Company. The Merger Agreement, among other things, provides that following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), the Offeror will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation and will become a wholly-owned subsidiary of Sprint Nextel, and the separate corporate existence of the Offeror will cease. At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than any Shares that are (i) held by Sprint Nextel or the Offeror or owned by the Company as treasury stock or (ii) held by stockholders that have demanded and perfected dissenters’ rights for those Shares in accordance with the DGCL (“Dissenting Stockholders”)) will be converted into the right to receive the price per share paid pursuant to the Offer, in cash, less any required withholding taxes and without interest. Shares held by Dissenting Stockholders will be converted, in connection with the Merger, into the right to receive the fair value of their Shares as determined due pursuant to the procedures prescribed by the DGCL.

The board of directors of the Company unanimously (i) determined that the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved, authorized and declared advisable the Merger Agreement and approved and authorized the Merger and the other transactions contemplated by the Merger Agreement, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer, and to the extent applicable, adopt the Merger Agreement.

In connection with the Merger Agreement, Sprint Nextel entered into a Stockholders Agreement, dated as of October 18, 2009 (the “Stockholders Agreement”), with the following stockholders of the Company: Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Timothy M. Yager, Stebbins B. Chandor, Jr., Timothy G. Biltz and Mikal J. Thomsen (collectively, the “Tendering Stockholders”). Pursuant to the Stockholders Agreement, the Tendering Stockholders have agreed to tender an aggregate of 1,508,229 Shares owned by the Tendering Stockholders (the “Committed Shares”) in the Offer. Certain Tendering Stockholders holding an aggregate of 49,907 Restricted Shares (as defined in the Offer to Purchase) have also agreed to tender these Shares, to the extent the restrictions lapse, in any Subsequent Offering Period (as defined below). The Tendering Stockholders have agreed to vote the Committed Shares (to the extent not tendered in the Offer) in favor of the Merger, if necessary. Based on the number of issued and outstanding Shares provided by the Company as of October 18, 2009 and October 23, 2009, the Committed Shares and the Restricted Shares represented approximately 9.4% of the Shares that were issued and outstanding as of such dates.

For purposes of the Offer (including during any Subsequent Offering Period), the Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Offeror gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of the Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Offeror and transmitting those payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any delay in making such payment. In all cases (including during any Subsequent Offering Period), the Offeror will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The Merger Agreement provides that if at any scheduled expiration date any condition to the Offer is not satisfied, the Offeror will extend the Offer at the request of the Company for such periods as the Company requests, but not beyond January 31, 2010 (the “Outside Date”), except that if on January 31, 2010, all of the conditions to the Merger are satisfied or waived other than the obtaining of the public service commission approvals or the transfer approval for the FCC License (as defined in the Offer to Purchase), the Outside Date will be March 15, 2010. If the FCC has not approved the transfer of the FCC License at the scheduled expiration date of the Offer, the Offeror will be permitted to extend the Offer for up to two additional five business day periods (subject to certain limitations, as set forth in Section 1 of the Offer to Purchase).

The Merger Agreement also provides that the Offeror may, without the consent of the Company, (i) extend the Offer in increments of five business days each, if at the scheduled expiration date any of the conditions to the Offer are not satisfied, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities Exchange Commission or its staff applicable to the Offer and (iii) extend the Offer for a period of time not to exceed ten business days if, at the scheduled expiration date, the board of directors of the Company has withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, its approval or recommendation of the Offer or the Merger. During any extension described in this paragraph, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw them. Any extension of the Offer shall be effected by the Offeror giving oral or written notice of the extension to the Depositary and publicly announcing the extension by issuing a press release to a national news service no later than 9:00 a.m., New York City time, on the business day immediately following the scheduled expiration date of the Offer.

The Offeror may, and if requested by the Company must, provide for a Subsequent Offering Period in connection with the Offer. If the Offeror does provide for such Subsequent Offering Period, subject to the applicable rules and regulations of the Commission, the Offeror may elect to extend its offer to purchase Shares beyond the Expiration Date for a subsequent offering period of not less than ten business days (the “Subsequent Offering Period”) if, among other things, upon the Expiration Date (i) all of the conditions to the Offeror’s obligations to accept for payment, and to pay for, Shares are satisfied (or, to the extent permitted by the Merger Agreement, waived) and (ii) the Offeror immediately accepts for payment, and promptly pays for, all Shares validly tendered and not validly withdrawn prior to the Expiration Date. The Offeror will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period by the Depositary. If the Offeror provides for a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to a national news service by no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time on Wednesday, November 25, 2009 (or the latest time and date at which the Offer, if extended, will expire).

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment pursuant to the Offer, may also be withdrawn at any time after December 27, 2009. Shares tendered during a Subsequent Offering Period, however, may not be withdrawn. For the withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. The facsimile number for the Depositary is (617) 360-6810. Any notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from the name of the person who tendered those Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the Stockholder must submit the serial numbers shown on those Share Certificates to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by the Offeror, in its sole discretion, whose determination will be final and binding. None of Sprint Nextel, the Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided the Offeror with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by the Offeror to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Offeror’s expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005

Banks and Brokers call collect:
(212) 269-5550

ALL OTHERS CALL TOLL FREE:
(800) 549-6746

Email:
ipcs@dfking.com

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

388 Greenwich Street
New York, New York 10013

CALL TOLL FREE:
(888) 476-2835

October 28, 2009

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